COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly-held Company

Corporate Taxpayer’s ID (CNPJ/MF) # 47.508.411/0001-56

MINUTES OF THE BOARD OF DIRECTORS’ MEETING HELD ON JUNE 09, 2006

On the 9th of April, 2006, at 4 p.m., the members of the Board of Directors gathered together, summoned by its Chairman, in compliance to the Company’s By-Laws, at the Company’s headquarters, located at Av. Brigadeiro Luiz Antonio, nº 3.142, city of São Paulo, State of São Paulo, with the attendance of the members that signed these present minutes.

Mr.  Abílio dos Santos Diniz presided over the meeting of the Board, inviting myself, Marise Rieger Salzano to be the secretary. Starting the activities, the President informed that the Members within the limit of the Authorized Capital of the Company, two million and sixty tree thousand (2,063,000) preferred shares will be issued, at the subscription price of forty four Reais and twenty four cents (R$ 44.24) per lot of 1000 shares, with the total value of ninety one thousand, two hundred and sixty seven Reais and twelve cents (R$ 91,267.12), in order to subscribe and integrate these shares to fulfill the Stock Option Granting Plan (“Plan”), adequately approved by the Board Directors in meeting held on February 4th 1997 and by shareholders in Ordinary and Extraordinary General Meeting held on April 28th 1997, proceeding with the exercise of the First Phase of the 7th Series of this Plan. After debates and discussions, the Capital Increase to fulfill the determinations of Stock Option Granting Plan (First Phase), was unanimously approved by the Members, through the issuance of two million and sixty three thousand (2,063,000) preferred shares, with no face value, at the subscription price of forty four Reais and twenty four cents (R$ 44.24), per lot of 1000 shares in the total of ninety one thousand, two hundred and sixty seven Reais and twelve cents (R$ 91.267.12). As a consequence, the Company’s Capital Stock changed from three billion, nine hundred fifty four million, five hundred thirty eight thousand, fifty hundred two Reais and sixty three cents (R$ 3,954,538,052.63) to three billion, nine hundred fifty four million, six hundred twenty nine thousand, three hundred nineteen Reais and seventy five cents (R$ 3,954,629,319.75), fully paid-in and divided into one hundred and thirteen billion, seven hundred and seventy one million, three hundred and seventy eight thousand, four hundred and thirty three (113,771,378,433) shares holding no face value, of which forty nine billion, eight hundred thirty nine million, nine hundred twenty five thousand and six hundred eighty eight (49,839,925,688) are common shares and sixty three billion, nine hundred and thirty one million, four hundred and fifty two thousand, seven hundred and forty five (63,931,452,745) are preferred shares.

In compliance to the foreseen in the approved Plan by the Board of Directors and Shareholders, the preferred shares resulting from this subscription will have the same characteristics and conditions and will be entitled the same rights and advantages statutorily assigned to this type of shares, having the right to full dividends corresponding to the fiscal year of 2006.

After the Capital Stock increase that was deliberated in this meeting, the main clause of the 4TH Article from the Company’s By-Laws will have the following content:

“ ARTICLE 4º (“Main Clause”) – “Company’s Capital Stock is three billion, nine hundred fifty four million, six hundred twenty nine thousand, three hundred nineteen Reais and seventy five cents (R$ 3,954,629,319.75), fully paid-in and divided in one hundred and thirteen billion, seven hundred and seventy one million, three hundred and seventy eight thousand, four hundred and thirty three (113,771,378,433) shares holding no face value, of which forty nine billion, eight hundred thirty nine million, nine hundred twenty five thousand and six hundred eighty eight (49,839,925,688) are common shares and sixty three billion, nine hundred and thirty one million, four hundred and fifty two thousand, seven hundred and forty five (63,931,452,745) are preferred shares.”

Having nothing further to discuss, these Minutes were written, read, agreed, approved and signed by attending Members. São Paulo, June 09, 2006. Chairman – Mr. Abilio dos Santos Diniz; Secretary – Marise Rieger Salzano; Members of the Board: Abilio dos Santos Diniz , Ana Maria F. dos Santos Diniz D’Avila, João Paulo Falleiros dos Santos Diniz, Geyze Marchesi Diniz, Pedro Paulo Falleiros dos Santos Diniz, Gerald Dinu Reiss, Maria Silvia Bastos Marques, Candido Botelho Bracher, Jean-Charles Henri Naouri, Hakim Laurent Aouani, Jacques Patrice Marie Joseph Tierny, Francis André Mauger, Joël Luc Albert Mornet, Henri Philippe Reichstul.

This is a true copy of the original document

Marise Rieger Salzano
Secretary

Maria Lúcia de Araújo

Brazilian Lawyer Association (OAB/SP): 189.868